Item 77M - Merger

On December 28, 2006, U.S. Strategic Equity Portfolio acquired the net assets of Equity Portfolio pursuant to a plan of reorganization approved by Equity Portfolio shareholders on December 28, 2006. The acquisition was accomplished by a tax-free exchange of 4,357,985 Institutional Shares (valued at $51,729,353) and 974,199 Open Shares (valued at $11,583,237) of U.S. Strategic Equity Portfolio for the 3,046,572 Institutional Shares and 680,270 Open Shares of Equity Portfolio outstanding on December 28, 2006. Equity Portfolios net assets at that date, including $7,391,365 of unrealized appreciation and $314,647 of accumulated realized net loss, were combined with those of U.S. Strategic Equity Portfolio. The aggregate net assets of U.S. Strategic Equity Portfolio and Equity Portfolio immediately before the reorganization were $66,320,519 and $63,312,590, respectively. The aggregate net assets of U.S. Strategic Equity Portfolio immediately after the reorganization were $129,633,109.